

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

December 9, 2015

Via E-Mail
Mr. Brian L. Cantrell
Senior Vice President and Chief Financial Officer
Alliance Holdings GP, L.P.
1717 South Boulder Avenue, Suite 400
Tulsa, Oklahoma 74119

      Re: Alliance Holdings GP, L.P.
               Form 10-K for the Fiscal Year Ended December 31, 2014
               Filed February 27, 2015
               File 000-51952

Dear Mr. Cantrell:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ John Reynolds

                John Reynolds
                Assistant Director
                Office of Beverages, Apparel and Mining